September 7, 2007

Larry Spirgel
Mail Stop 3720
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:	Freedom Financial Holdings, Inc.
Registration Statement on Form SB-2
File No. 333-140538

Dear Mr. Spirgel:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form SB-2 of Freedom Financial Holdings, Inc. (the “Company”) be accelerated so that the Registration Statement may become effective at 11:00 a.m. EST on September 10, 2007, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or an person under the federal securities laws of the United States.

Very truly yours,

Freedom Financial Holdings, Inc.

/s/
Brian Kistler, Principal Executive Officer